

March 22, 2012

Via E-Mail
Mr. Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Ave., Suite 900
Dallas, TX 75201

> **Re: Red Mountain Resources, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed January 12, 2012**
> **File No. 000-54444**

Dear Mr. Barksdale:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 8-K

Disclosure of Oil and Gas Operations, page 35

1.   In comment 48 of our September 30, 2011 letter, we asked that you comply with Items 1201-1208 of Regulation S-K. Please amend your document to include the figures for the material proved undeveloped reserve changes during 2011, the source(s) of such change and the figures for year-end 2011 PUD reserves. Disclose whether you converted any PUD reserves to developed status; if so, present the costs incurred in the conversion. See Item 1203 of Regulation S-K.

2.   Please file, as exhibits, the third party reports as described in Item 1202(a)(8) of Regulation S-K.

3.   Attachment #1 in the third party engineering report for the Madera area presents the information for "Madera Area Analog Wells". Please furnish the following to us supplementally: the production decline curves used to estimate the these analog wells' estimated ultimate recoveries; and base maps showing these analogs in relation to the PUD locations included in the report. Please ensure the decline curves include decline parameters, EURs and cumulative production. The maps should present well identity, such as API number.

4.   In comment 52, we asked for an illustration of the unit production cost (without severance/ad valorem taxes) calculation which is 18¢/MCFE for YE 2011. Please tell us the components of the 2011 fiscal year lease operating expenses presented on page F-4 as $165,180. Address whether "Gas transportation and marketing charge" ($236,476 for YE 2011) is incorporated in the reserve reports' evaluation of proved reserves as a product price reduction or a component of production cost.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Gallant, Esq. – Graubard Miller (via e-mail)